UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes          No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes          No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

August 2, 2006

PEMEX unaudited financial results report

as of June 30, 2006

Financial highlights	PEMEX, Mexico’s oil and gas company and the ninth largest integrated oil company in the world[1], headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of June 30, 2006.

• Total sales increased 23%, as compared to the second quarter of 2005, reaching Ps. 281.6 billion (US$25.0 billion)[2]

• Income before taxes and duties increased 10%, as compared to the second quarter of 2005, to Ps. 157.0 billion (US$13.9 billion)

• Net income was Ps. 11.6 billion (US$1.0 billion) in the second quarter of 2006

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Financial results summary

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	228,513	281,615	23%	53,102	24,983	430,636	522,770	21%	92,134	46,377
Domestic sales(1)	123,376	136,241	10%	12,865	12,086	240,593	262,649	9%	22,056	23,300
Exports	105,137	145,374	38%	40,237	12,897	190,043	260,121	37%	70,078	23,076

Income before taxes and duties(1)	142,878	156,979	10%	14,101	13,926	267,289	307,047	15%	39,758	27,239
Taxes and duties	140,912	145,352	3%	4,440	12,895	264,587	287,676	9%	23,089	25,521

Net income (loss)	1,969	11,627	490%	9,658	1,031	7,275	19,370	166%	12,095	1,718
EBITDA(2)	158,171	217,933	38%	59,762	19,334	299,738	397,288	33%	97,550	35,245
EBITDA / Interest expense(3)	9.8	20.6				11.1	17.2

*	Derived from unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.
(1)	Includes the Special Tax on Production and Services (IEPS).
(2)	Excludes IEPS.
(3)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2005
[2]	Amounts in US dollars are translated at the June 30, 2006 exchange rate of Ps.11.2723 per US dollar.

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PEMEX	Investor Relations

Operational highlights	• Total liquid hydrocarbons production totaled 3,778 Mbd, 3% less than the production in the second quarter of 2005:

• Crude oil production decreased 96 Mbd, or 3%, to 3,329 Mbd

• Natural gas liquids production decreased by 1%, to 449 Mbd

• Natural gas production rose 9%, to 5,281 million cubic feet per day (MMcfd)

• Total hydrocarbons production measured in barrels of oil equivalent decreased 0.2%, from 4.50 million barrels of crude oil equivalent per day (MMboed) to 4.49 MMboed

• Gas flaring represented 4.3% of total natural gas production

• Crude oil exports averaged 1,813 Mbd, 0.4% higher than the volume registered during the second quarter of 2005

Operating items

Exploration and production

Crude oil production	During the second quarter of 2006, crude oil production averaged 3,329 Mbd, 3% less than the 3,425 Mbd average for the second quarter of 2005. Heavy crude oil production decreased by 6%, which was partially offset by increases in light and extra-light crude oil production of 3% and 25%, respectively.

The decrease in heavy crude oil production was due primarily to planned shut-ins of wells in Cantarell as a result of the increasing gas-oil contact.

The increases in light and extra-light crude oil productions were due to the progress in the completion and workover of wells, as well as the installation of additional infrastructure in the Litoral de Tabasco and Abkatún-Pol-Chuc areas.

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of liquid hydrocarbons

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,880	3,778	-3%	(102)	3,817	3,781	-1%	(36)
Crude oil	3,425	3,329	-3%	(96)	3,371	3,337	-1%	(34)
Heavy	2,481	2,330	-6%	(152)	2,446	2,353	-4%	(93)
Light	808	830	3%	22	796	815	2%	19
Extra-light	136	169	25%	34	129	169	31%	40
Natural gas liquids (1)	455	449	-1%	(6)	446	444	-1%	(2)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2006	www.pemex.com	2/38

PEMEX	Investor Relations

Natural gas production

In the second quarter of 2006, natural gas production increased 9%, as compared to the second quarter of 2005. Non-associated gas production increased 19%, while associated gas production increased 2%.

The increase in non-associated natural gas production was mainly due to the addition of new development wells and infrastructure works in Burgos and Veracruz basins. In March 2006, production of the Lankahuasa and Arquimia fields commenced. The growth in associated natural gas production was primarily a result of the increase in lighter crude oil production.

Gas flaring	In the second quarter of 2006, gas flaring represented 4.3% of total natural gas production. The increase with respect to the second quarter of 2005 was due to maintenance works during June in Akal-J, in the Cantarell complex.

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of natural gas and gas flaring

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
Total	4,861	5,281	9%	421	4,751	5,188	9%	437
Associated	2,999	3,072	2%	72	2,950	3,048	3%	99
Non-associated	1,862	2,210	19%	348	1,801	2,140	19%	339

Natural gas flaring	166	228	37%	61	148	195	32%	47
Gas flaring / total production	3.4%	4.3%			3.1%	3.8%

Note: Numbers may not total due to rounding.

Wells	During the second quarter of 2006, the number of new wells drilled totaled 177, 44 less as compared to the second quarter of 2005. Exploration wells drilled totaled 17, 3 less as compared to the second quarter of 2005, due to a reduction in activities at the Veracruz and Campeche Oriente projects. Development wells drilled totaled 160, 41 less as a result of reduced activity at the Poza Rica, Veracruz, Cinco Presidentes, Bellota-Jujo, Macuspana and Cantarell projects, as well as to an increase in drilling and completion times at the Samaria-Luna and Litoral de Tabasco projects.

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PEMEX	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Drilling activity and inventory of wells

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(Number of wells)				(Number of wells)
Wells drilled	221	177	-20%	(44)	397	347	-13%	(50)
Development	201	160	-20%	(41)	356	314	-12%	(42)
Exploration	20	17	-15%	(3)	41	33	-20%	(8)

Total operating wells(1)					5,797	6,137	6%	340
Injection					284	257	-10%	(27)
Production					5,513	5,880	7%	367
Crude					3,085	3,144	2%	59
Non-associated gas					2,428	2,736	13%	308

(1)	As of June 30, 2006.

Note: Numbers may not total due to rounding.

Seismic studies

During the second quarter of 2006, the area covered by new 2D seismic studies decreased as compared to the same quarter of 2005. This reduction was mainly due to decreased activity at the Burgos and Simojovel projects. The area covered by new 3D seismic exploration studies was 358 km2, mainly due to less activity at the Burgos, Área Perdido, Veracruz and Cuichapa projects.

The decrease in 2D and 3D seismic information studies is a result of the transition of several projects to the interpretation and analysis phases.

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Seismic studies

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
Seismic
2D (Km.)	1,371	305	-78%	(1,066)	2,708	670	-75%	(2,038)
3D (Km2)	2,597	358	-86%	(2,239)	5,735	1,080	-81%	(4,655)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2006	www.pemex.com	4/38

PEMEX	Investor Relations

Discoveries	Our main discoveries in the second quarter of 2006 were:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Main discoveries

Project	Successful wells in 2Q06	Geologic age	Initial production	Type
Burgos	Rusco-1	Oligocene	4.0 MMcfd	Non-associated natural gas
	Fogonero-1	Eocene	0.5 MMcfd	Non-associated natural gas

Comalcalco	Cobra-1	Cretaceous	1.6 Mbd	Light crude oil

Veracruz	Mocarroca-1	Eocene	1.1 Mbd	Heavy crude oil

Campeche Poniente	Onel-1	Jurassic	3.7 Mbd	Light crude oil

Crudo Ligero	Yaxche-101	Pliocene	2.1 Mbd	Light crude oil
	Noxal-1	Pliocene	9.5 MMcfd	Non-associated natural gas

Noxal-1

The well Noxal-1 is located 102 km from the Coatzacoalcos port in Veracruz. To date, it is the well with the greatest water depth drilled in Mexico, 935 meters, and is part of a group of locations within the exploratory project Gulf of Mexico B.

The objective of the well is to evaluate the hydrocarbons potential in Miocene and Pliocene sands. The well drilled reached 3,514 meters below the sea bed, and the penetrated geological column is constituted by sediments that range from the Lower Miocene to the Recent age. The production test, in rocks from the Lower Pliocene, provided an initial production of 9.5 MMcfd.

The exploratory opportunities in the neighboring geological structures to Noxal-1 suggest the presence of hydrocarbons, and have allowed the identification of eight megastructures with significant possibilities of containing hydrocarbons. Additional exploratory drillings in the area will allow us to validate its potential and to establish future development plans.

A.J. Bermúdez

In terms of crude oil production, the A. J. Bermúdez (AJB) Complex is the largest of the Southern Region and the fourth largest in Mexico. Its total reserves are the third largest in the country. It is part of the Integral Production Project Samaria-Luna and is located 20 kilometers northwest from Villahermosa, Tabasco. The oil it produces is light crude oil, with a density of 20 to 30 degrees API.

The main characteristics of the AJB are the following:

•      is conformed by the Cunduacán, Oxiacaque, Samaria, Iride and Platanal fields;

•      covers a total area of 163 square kilometers; and

•      has 387 wells, 109 of which are currently production wells.

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PEMEX	Investor Relations

The discovering well was the Samaria-2 drilled in 1960 and in 1973 its potential was confirmed with the exploratory well Samaria-101, which had an initial production of 5.2 Mbd of crude oil and 6.9 MMcfd of natural gas. The Iride and Cunduacán fields were discovered in 1974 and the Oxiacaque field in 1977.

In 1979, the AJB complex reached a crude oil production of 655.4 Mbd and since 1977, PEMEX has been implementing secondary recovery mechanisms which have been improved over time.

In 2002, the Integral Project A. J. Bermúdez, which includes exploratory activities, was authorized under the PIDIREGAS investment mechanism.

The main activities executed during the last four years are:

•      acquisition of 485 km2 of 3D seismic,

•      completion of 44 development wells,

•      113 workovers to exploratory wells, and

•      accumulated production between 2002-2005 of 307 million barrels of crude oil equivalent.

As of January 1, 2006, proved remaining reserves of the AJB Complex totaled 1,378.3 million barrels (MMb) of crude oil and 2,938.7 billion cubic feet (MMMcf) of natural gas. Probable remaining reserves reached 139.1 MMb of crude oil and 258.9 MMMcf of natural gas.

In 2005, average production of crude oil and natural gas was 150.1 Mbd and 284.2 MMcfd, respectively. As of January 1, 2006, cumulative crude oil production totaled 2,624.8 MMb, while natural gas production reached 3,580.0 MMMcf. In 2006, average crude oil and natural gas production of the Integral Project AJB is expected to reach 145 Mbd and 293 MMcfd, respectively, though the following activities:

•      completion of 21 development wells,

•      46 major workovers to wells, and

•      73 well stimulations to maintain production levels.

The estimated average production of the Integral Project AJB during the 2007-2021 period is 123.8 Mbd of crude oil and 212.2 MMcfd of natural gas, increasing in 2008 to a production level of 160.8 Mbd crude oil and 298.1 MMcfd of natural gas. The investment required to achieve this production goals is estimated to be approximately Ps. 21 billion and require the following activities:

•      pressure maintenance through nitrogen injection,

•      completion of 27 development wells, and

•      50 major workovers to wells.

PEMEX financial results report as of June 30, 2006	www.pemex.com	6/38

PEMEX	Investor Relations

Figure 1

Integral Project AJB

Cantarell

During the first semester of 2006, 28 major workovers were executed and 5 wells were completed at the Cantarell Project, reaching an average production of 1,894 Mbd. For the second half of 2006, 20 major workovers and10 new wells have been programmed in order to obtain an estimated average production of 1,860 Mbd in 2006, which would represent an 8% decline in comparison to the production obtained during 2005. Based on available information and subject to achieving the investment requirements, the last estimated average production of Cantarell for 2007 and 2008 was of 1.683 and 1.430 MMbd, respectively. Likewise, different geological models and production estimates are being developed in order to update the aforementioned forecasts.

The estimated production levels reflect the actual exploitation conditions of its main field, Akal, where gas-oil contact has advanced according to schedule. This has caused the shutdown of 33 wells during the first semester of 2006. The production shutdowns are being mitigated through a phase of intensive maintenance and production, which includes the following actions:

•      maintaining low nitrogen levels,

•      improving drilling execution, completion and workovers, and

•      initiating the operation of installations to maintain the quality of crude oil.

Moreover, the medium-term strategy focuses on:

•      optimizing nitrogen injection in the different blocks of the field to maximize the final recovery of hydrocarbons,

•      identifying non-drained areas, and

•      utilizing new technologies which have not been applied to the development of the Akal field, such as horizontal drilling, double displacement mechanisms, slimhole drilling, and submarine completions.

The production figures previously mentioned are within the ranges of uncertainty that the performance of reservoirs and the engineering studies predict.

PEMEX financial results report as of June 30, 2006	www.pemex.com	7/38

PEMEX	Investor Relations

Based on present information, expectations are that the infrastructure required for the next three years will include the drilling of 35 new wells and the construction of 3 platforms, 84 kilometers of oil pipelines, gas pipelines and oil and gas pipelines, and 36 kilometers of water pipelines.

Gas and basic petrochemicals

Gas processing and dry gas production

During the second quarter of 2006, total on-shore natural gas processing increased by 4%. This increase was attributable to:

•     an increase of 165 MMcfd in sweet wet gas processing due to the rise in non-associated natural gas production from the Burgos and the Veracruz Basins; and

•     a decrease of 10 MMcfd in sour wet gas processing due to lower production of heavy crude oil.

As a result of the increase in wet gas processing in the second quarter of 2006, dry gas production averaged 3,386 MMcfd, a 7% increase as compared to the second quarter of 2005, while natural gas liquids production averaged 449 MMcfd, a 1% decrease during the same period.

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas processed and dry gas production

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	3,968	4,123	4%	155	3,932	4,070	4%	138
Sour wet gas	3,225	3,214	-0.3%	(10)	3,212	3,234	1%	22
Sweet wet gas	744	909	22%	165	720	837	16%	117

Production
Dry gas	3,175	3,386	7%	211	3,161	3,335	5%	174
Natural gas liquids (Mbd)(1)	455	449	-1%	(6)	446	444	-1%	(2)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Infrastructure works

In March 2006, the cryogenic plant 3 started processing 100 MMcfd of sweet wet gas in the Burgos Gas Processing Center (GPC). By the end of April full capacity tests were carried out, as well as tests for the condensates section which were consistent with the performance metrics that had been established.

The construction of the cryogenic plant 4 in the Burgos GPC continues on schedule and it is expected to start operations in the third quarter of 2006. The total processing capacity of each of these cryogenic plants 3 and 4 will be 200 MMcfd of sweet wet gas.

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PEMEX	Investor Relations

Refining

Processing

During the second quarter of 2006, total crude oil processing increased by 1%, as compared to the second quarter of 2005. The processing of heavy currents decreased 5% reduction, while the processing of light currents increased by 5%. The increase in total crude oil processing was mainly due to a more stable operation of plants, as compared to the second quarter of 2005, resulting from less programmed and non-programmed maintenance works, and more reliable electric energy supply.

Nonetheless, total crude oil processing during the first six months of 2006 decreased 2% as compared to the same period in 2005, mainly as a consequence of pipeline maintenance works due to the implementation of the Safety, Health and Environmental Protection Program (or SSPA, by its acronym in Spanish).

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil processing

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total processed	1,299	1,311	1%	12	1,308	1,288	-2%	(20)
Heavy Currents	540	514	-5%	(26)	544	517	-5%	(27)
Light Currents	759	798	5%	38	764	771	1%	8

Note: Numbers may not total due to rounding.

Capacity utilization	In the second quarter of 2006, the primary distillation capacity utilization rate increased to 85% from 84% in the second quarter of 2005.

Production

During the second quarter of 2006, total refined products production increased by 0.3%, as compared to the second quarter of 2005. Gasoline and diesel production increased by 3% and 5%, respectively, while fuel oil production decreased by 8%.

The increase in gasoline and diesel production was mainly due to higher processing of crude oil and an increase in the utilization of installed capacity. The fuel oil production decrease was a consequence of lower demand from the Federal Electricity Commission (CFE).

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PEMEX	Investor Relations

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Refining production

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total production	1,566	1,571	0.3%	5	1,581	1,556	-2%	(25)
Gasolines	448	460	3%	13	465	455	-2%	(10)
Fuel oil	359	329	-8%	(30)	358	331	-7%	(26)
Diesel	315	332	5%	17	318	324	2%	7
Liquefied petroleum gas (LPG)	255	249	-2%	(6)	253	248	-2%	(5)
Jet Fuel	61	68	12%	7	64	65	2%	1
Other(1)	128	133	4%	5	125	132	6%	8

(1)	Includes mainly parafines, furfural extract and aeroflex.

Note: Numbers may not total due to rounding.

Variable refining margin

The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of:

•     inputs,

•     natural gas and fuel oil used to operate the refineries, and

•     electric power, water and catalysts (auxiliary services).

In the second quarter of 2006, PEMEX’s variable refining margin increased by 62%, to US$10.43 per barrel, from US$6.44 per barrel in the second quarter of 2005. This increase was primarily a result of higher production of refined products with greater added value and higher international prices of refined products.

Franchises	As of June 30, 2006, the number of franchised gas stations rose 6% to 7,328, from 6,940 as of June 30, 2005.

PEMEX financial results report as of June 30, 2006	www.pemex.com	10/38

PEMEX	Investor Relations

Petrochemicals

Production

Total petrochemicals production for the second quarter of 2006 was 2,786 thousand tons (Mt), 3% greater than the total petrochemicals production in the same quarter of 2005. This increase was mainly driven by higher production of vinyl chloride, and low and high density polyethylene.

The increase in vinyl chloride production was a result of stable operations and the integration of new equipment, which increased production from 540 to 800 average tons per day in the Pajaritos Petrochemical Center vinyl chloride plant.

The increase in low and high density polyethylene in the second quarter of 2006 was due, among other causes, to the startup of operations in June of the swing plant in the Morelos Petrochemical Center and to maintenance deferments in the low density polyethylene plant in La Cangrejera Petrochemical Center. The swing plant has a production capacity of 300 annual Mt of lineal polyethylene of low and high density.

However, during the second quarter of 2006, the production of methane derivatives decreased as a consequence of lower methanol production, which resulted from a reduction in the requirements of the Madero refinery. Production of acrylonitrile halted due to a lack of demand caused by higher acrylonitrile prices.

Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of petrochemicals

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
	(Mt)				(Mt)
Total production	2,704	2,786	3%	82	5,360	5,411	1%	51
Methane derivatives
Ammonia	130	131	1%	1	270	340	26%	70
Methanol	38	26	-30%	(11)	72	49	-33%	(24)
Ethane derivatives
Ethylene	276	282	2%	6	552	541	-2%	(10)
Ethylene oxide	89	95	7%	6	182	175	-4%	(7)
Low density polyethylene	73	86	18%	13	136	164	21%	28
High density polyethylene	39	46	17%	6	85	83	-2%	(2)
Vinyl chloride	38	53	40%	15	51	104	103%	53
Aromatics and derivatives
Toluene	67	62	-8%	(5)	127	87	-31%	(39)
Ethylbenzene	28	34	21%	6	70	64	-9%	(6)
Benzene	46	38	-16%	(7)	84	54	-35%	(29)
Propylene and derivatives
Acrylonitrile	17		—	—	32		—	—
Polypropylene	94	88	-7%	(7)	186	169	-9%	(17)
Others(1)	1,770	1,844	4%	75	3,514	3,580	2%	66

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2006	www.pemex.com	11/38

PEMEX	Investor Relations

International trade3

Crude oil exports

In the second quarter of 2006, PEMEX’s crude oil exports averaged 1,813 Mbd, 0.4% higher than the volume registered during the second quarter of 2005. Approximately 87% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

80% of the total crude oil exports were delivered to the United States, while the remaining 20% was distributed among Europe (10%), the rest of the Americas (9%) and the Far East (1%).

In the second quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$56.44 per barrel, as compared to US$41.51 per barrel in the second quarter of 2005.

Refined products and petrochemicals exports

Exports of refined products averaged 219 Mbd, 6% higher than in the second quarter of 2005. This was due to higher availability of naphta and condensates. The main refined products exported during the second quarter of 2006 were naphtha, light long residue and fuel oil.

Petrochemicals exports decreased by 13%, or 35 Mt, totaling 227 Mt for the quarter. This was attributable primarily to the lower availability of ethylene. The main petrochemical products exported during the first quarter of 2006 were sulphur, low-density polyethylene, and ammonia. Although sulphur is not technically a petrochemical product, it has historically been included in this category because it is a byproduct.

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports(1)

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
Crude oil exports (Mbd)(2)
Total	1,806	1,813	0.4%	7	1,831	1,908	4%	77
Heavy	1,549	1,572	1%	23	1,581	1,585	0.3%	4
Light	41	40	-5%	(2)	31	89	184%	57
Extra-light	216	202	-6%	(14)	219	234	7%	15
Average price (US$/b)	41.51	56.44	36%	15	37.89	53.16	40%	15
Refined products (Mbd)	206	219	6%	13	181	192	6%	11
Petrochemicals (Mt)	262	227	-13%	(35)	480	433	-10%	(47)

(1)	Source: PMI. Does not consider third party operations by PMI.
(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

[3]	According to data provided by PMI

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PEMEX	Investor Relations

Imports

In the second quarter of 2006, natural gas imports averaged 596 MMcfd, 20% higher than the imports registered during the second quarter of 2005. Imports increased due to higher domestic demand as a result of price controls.

Imports of refined products increased by 13%, from 363 Mbd in the second quarter of 2005 to 412 Mbd in the second quarter of 2006. The increase was attributable mainly to higher local demand for gasoline and diesel. The main refined products that were imported were regular and Premium gasoline, diesel and liquefied petroleum gas (LPG).

Petrochemicals imports increased by 41%, or 25 Mt, to 86 Mt, mainly due to higher demand for isobutene, hexane-1 and methanol.

Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Imports(1)

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	499	596	20%	97	594	483	-19%	(111)
Refined products (Mbd)(2)	363	412	13%	49	364	430	18%	66
Petrochemicals (Mt)	61	86	41%	25	148	223	51%	75

(1)	Source: PMI except natural gas imports. Does not consider third party operations by PMI.
(2)	Includes the volume of imported products under processing agreements. Also, 50 Mbd and 56 Mbd of LPG for the second quarter of 2005 and 2006, respectively; and 63 Mbd and 69 Mbd of LPG for the January - June period of 2005 and 2006, respectively.

Note: Numbers may not total due to rounding.

Financial results as of June 30, 2006

Total sales

23% increase	During the second quarter of 2006, total sales (including the special tax on production and services, or IEPS) increased by 23% in constant pesos to Ps. 281.6 billion (US$25.0 billion), as compared to Ps. 228.5 billion in the second quarter of 2005. The growth was due mainly to higher crude oil prices.

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PEMEX	Investor Relations

Domestic sales

During the second quarter of 2006, domestic sales, including IEPS, increased 10% to Ps. 136.2 billion (US$12.1 billion), from Ps. 123.4 billion. The IEPS totaled zero compared to the 4.0 billion in the second quarter of 2005. Domestic sales, net of IEPS, increased 14% to Ps. 136.2 billion (US$12.1 billion) from Ps. 119.3 billion. The increase in domestic sales was attributable to the following:

•      Natural gas sales increased 8% to Ps. 19.9 billion (US$1.8 billion) from Ps. 18.4 billion. Natural gas sales volume increased 15% to 3,069 MMcfd from 2,666 MMcfd. During the second quarter of 2006, the average sales price of natural gas was US$6.15 per million British Thermal Unit (MMBtu), while in second quarter of 2005, the average price was US$6.57 per MMBtu.

•      Sales of refined products, net of IEPS, grew 16% to Ps. 111.0 billion (US$9.8 billion) from Ps. 95.7 billion. Refined products sales volume decreased 2% to 1,748 Mbd, from 1,785 Mbd. The IEPS generated by these sales was zero in the second quarter of 2006, as compared to Ps. 4.0 billion in the second quarter of 2005. Sales of refined products, including IEPS, increased 11% to Ps. 111.0 billion (US$9.8 billion) from Ps. 99.8 billion

•      Petrochemical sales increased 5% to Ps. 5.4 billion (US$0.5 billion) from Ps. 5.2 billion in the second quarter of 2005. Petrochemicals sales volume grew 4% to 952 Mt from 917 Mt.

Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Domestic sales

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS	123,376	136,241	10%	12,865	12,086	240,593	262,649	9%	22,056	23,300
Domestic sales without IEPS	119,345	136,241	14%	16,897	12,086	224,642	262,649	17%	38,006	23,300
Natural gas	18,441	19,875	8%	1,434	1,763	36,125	38,881	8%	2,756	3,449
Refined products including IEPS	99,769	110,950	11%	11,181	9,843	193,700	213,430	10%	19,729	18,934
Refined products	95,738	110,950	16%	15,212	9,843	177,750	213,430	20%	35,680	18,934
IEPS	4,031	—			—	15,950	—			—
Gasoline	47,448	56,852	20%	9,404	5,044	86,102	111,251	29%	25,148	9,869
Diesel	20,775	22,413	8%	1,638	1,988	38,665	44,885	16%	6,220	3,982
LPG	11,532	12,321	7%	788	1,093	23,905	25,710	8%	1,805	2,281
Other	15,982	19,364	21%	3,382	1,718	29,078	31,584	9%	2,506	2,802
Petrochemical products	5,166	5,416	5%	250	480	10,767	10,338	-4%	-429	917

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Volume of domestic sales(1)

	Second quarter (Apr. - June)				Six months ending June 30,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	2,666	3,069	15%	403	2,718	2,897	7%	178
Refined products (Mbd)	1,785	1,748	-2%	(37)	1,767	1,771	0%	4
Gasoline	665	714	7%	49	658	707	7%	49
Diesel	326	352	8%	25	313	343	10%	30
LPG	298	289	-3%	(9)	315	305	-3%	(10)
Other	495	393	-21%	(103)	481	416	-14%	(65)
Petrochemicals (Mt)	917	952	4%	35	1,862	1,870	0%	8

Note: Numbers may not total due to rounding.

Exports

During the second quarter of 2006, export sales totaled Ps. 145.4 billion (US$12.9 billion), 38% higher than the Ps. 105.1 billion registered in the second quarter of 2005.

The distribution of such sales for the second quarter of 2006, as compared to the second quarter of 2005, was as follows:

•      Crude oil and condensates export sales increased 38%, to Ps. 129.4 billion (US$11.5 billion) from Ps. 93.6 billion. Crude oil exports volume rose 0.4% from 1,806 Mbd.

•      Refined products export sales rose 44% to Ps. 15.0 billion (US$1.3 billion) from Ps. 10.4 billion. Refined products exports volume grew 6% to 219 Mbd from 206 Mbd.

•      Petrochemical products export sales decreased 15% to Ps. 1.0 billion (US$0.09 billion) from Ps. 1.2 billion. Petrochemical products exports volume decreased 13% to 227 Mt from 262 Mt.

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	105,137	145,374	38%	40,237	12,897	190,043	260,121	37%	70,078	23,076
Crude oil and condensates	93,567	129,372	38%	35,805	11,477	169,890	234,939	38%	65,049	20,842
Refined products	10,418	15,019	44%	4,601	1,332	17,750	23,580	33%	5,831	2,092
Petrochemical products	1,151	982	-15%	(169)	87	2,404	1,602	-33%	(802)	142

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Costs and operating expenses

Costs and operating expenses

Costs and operating expenses increased 27%, or Ps. 26.2 billion, as compared to the second quarter of 2005, to Ps. 123.7 billion (US$11.0 billion). This variation was mainly due to:

•      an increase of Ps. 2.5 billion in operating expenses, primarily due to provisions for legal proceedings,

•      a decrease of Ps 2.6 billion in the variation of inventories,

•      an increase of Ps. 23.4 billion in imports of products,

•      an increase of Ps. 2.3 billion in the cost of the reserve for retirement payments,

•      a decrease of Ps. 2.5 billion in manufacturing expenses,

•      a decrease of Ps. 2.3 billion in exploration and non-successful drilling expenses,

•      an increase of Ps. 6.7 billion in depreciation and amortization, and

•      a decrease of Ps. 1.5 billion in upkeep and maintenance, due to a decrease in operational maintenance.

Cost of sales

In the second quarter of 2006, cost of sales increased 32%, or Ps. 26.0 billion, to Ps. 107.3 billion (US$9.5 billion). The increase was the result of the following:

•      a favorable effect of Ps 2.6 billion in the variation of inventories,

•      an increase of Ps. 23.5 billion in imports of products ,

•      an unfavorable effect of Ps. 3.1 billion in operating expenses, primarily supplies and materials purchases,

•      an increase of Ps. 1.4 billion in the reserve for retirement payments,

•      a decrease of Ps. 2.3 billion in exploration and non-successful drilling expenses,

•      a favorable effect of Ps. 2.5 billion in manufacturing expenses due to the increase in the difference between refined products prices – mainly gasoline – and crude oil prices,

•      an increase of Ps. 6.7 billion in depreciation and amortization, and

•      a decrease of Ps. 1.5 billion in upkeep and maintenance due mainly to a decrease in the operational maintenance.

Distribution expenses	During the second quarter of 2006, distribution expenses increased 12%, from Ps. 4.8 billion to Ps. 5.4 billion (US$0.5 billion).

Administrative expenses	During the second quarter of 2006, administrative expenses decreased 4%, from Ps. 11.5 billion to Ps. 11.0 billion (US$1.0 billion).

Cost of the reserve for retirement payments	The cost of the reserve for retirement payments, pensions and indemnities increased 15% in the second quarter of 2006, from Ps. 15.0 billion to Ps. 17.3 billion (US$1.5 billion). This cost is distributed among cost of sales, distribution expenses and administrative expenses. This increase reflects the natural growth of the reserve for retirement payments.

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PEMEX	Investor Relations

Operating income

21% increase

Operating income in the second quarter of 2006 totaled Ps. 157.9 billion (US$14.0 billion), 21% higher than the comparable figure for the second quarter of 2005 of Ps. 131.0 billion.

Excluding IEPS, operating income grew 24%, or Ps. 31.0 billion, to Ps. 157.9 billion (US$14.0 billion) from Ps. 126.9 billion.

Comprehensive financing cost

Increase of the Comprehensive financing cost

During the second quarter of 2006, PEMEX’s comprehensive financing cost increased by Ps. 31.5 billion, from income of Ps. 9.1 billion to a cost of Ps. 22.4 billion (US$2.0 billion). This increase was caused by:

•      an increase of Ps. 0.7 billion in net interest expense (interest expense minus interest income),

•      an increase of Ps. 24.4 billion in the foreign exchange loss, and

•      an increase of Ps. 6.4 billion in the monetary loss.

Net interest expense

Net interest expense, not including capitalized interest, increased 14%, from Ps. 5.3 billion to Ps. 6.0 billion (US$0.5 billion).

Interest expense decreased Ps. 5.5 billion, while interest income decreased Ps. 6.2 billion.

The decrease in interest expense was mainly due to the reclassification of some implicit derivatives from speculative to hedging.

Foreign exchange loss	Net foreign exchange loss totaled Ps. 10.8 billion (US$1.0 billion) in the second quarter of 2006 as compared to a net foreign exchange gain of Ps. 13.6 billion in the second quarter of 2005. This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 3.5% during the second quarter of 2006, as compared to an appreciation of 3.6% in the comparable period of 2005.

Monetary loss	The monetary loss was Ps. 5.6 billion (US$0.5 billion), representing an increase of Ps.6.4 billion compared to the monetary gain for the second quarter of 2005. The monetary loss for the second quarter of 2006 was mainly due to a decrease in monetary assets and to a negative inflation of 0.2% in the second quarter of 2006, as compared to the positive 0.01% inflation rate in the same period of 2005.

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PEMEX	Investor Relations

Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Comprehensive financing cost

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	(9,056)	22,399		31,455	1,987	(5,491)	26,032		31,523	2,309
Interest income	(10,779)	(4,554)		6,225	(404)	(12,990)	(9,510)		3,480	(844)
Interest expense	16,077	10,587	-34%	(5,490)	939	26,988	23,041	-15%	(3,947)	2,044
Foreign exchange loss (gain)	(13,557)	10,808		24,365	959	(16,617)	15,101		31,718	1,340
Monetary loss (gain)	(796)	5,559		6,355	493	(2,873)	(2,601)		272	(231)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

Other revenues

IEPS credit	In the second quarter of 2006, other net revenues totaled Ps. 21.5 billion (US$1.9 billion). The corresponding figure for the second quarter of 2005 was a net revenue of Ps. 2.8 billion. The variation was mainly due to an income of Ps. 18.5 billion generated by the negative IEPS tax rate, indicating revenues owing by the Government to PEMEX.

Income before taxes and duties

10% Increase

During the second quarter of 2006, income before taxes and duties was Ps. 157.0 billion (US$13.9 billion), as compared to Ps. 142.9 billion during the second quarter of 2005. The 10% increase was mainly the result of:

•     an increase of Ps. 26.9 billion in the operating income,

•     an increase of Ps. 18.6 billion in other net revenues, and

•     an increase of Ps. 31.5 billion in the comprehensive financing cost.

Taxes and duties

3% increase	During the second quarter of 2006, taxes and duties paid increased 3%, from Ps. 140.9 billion during the second quarter of 2005 to Ps. 145.4 billion (US$12.9 billion). As a percentage of total sales, taxes and duties equaled 62% and 52% in 2005 and 2006, respectively.

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PEMEX	Investor Relations

Ordinary hydrocarbons duty and others

During 2005, the payment of taxes and duties of Petróleos Mexicanos and its subsidiary entities was equivalent to 60.8% of total sales.[4] Since January 1, 2006, PEMEX is subject to a new fiscal regime, under which Pemex-Exploration and Production is governed by the Federal Duties Law and the tax regime for the other subsidiary entities continues to be governed by Mexico’s Income Law.

Under the new fiscal regime, the most important duty paid by Pemex-Exploration and Production is the ordinary hydrocarbons duty (OHD). In contrast with the previous fiscal regime in which the tax base was total sales, the tax base for the new fiscal regime is quasi operating profit.

In addition to the payment of the OHD, Pemex-Exploration and Production pays the following duties under the new fiscal regime:

•     Duty on hydrocarbons for the fund for scientific and technological research on energy,

•     Duty on hydrocarbons for fiscal monitoring of oil activities,

•     Duty on hydrocarbons for the stabilization fund,

•     Extraordinary duty on crude oil exports,

•     Additional Duty (for low crude oil extraction), and

•     Excess gains duty.

During the second quarter of 2006, the amount paid of OHD and other duties increased Ps. 20.1 billion to Ps. 142.9 billion (US$12.7 billion).

IEPS

Until December 31, 2005, the taxes and duties paid by, Petróleos Mexicanos and its subsidiary entities included the special tax on production and services (IEPS), which applied to gasoline and automotive diesel. Under the new tax regime, IEPS continues to be governed by Mexico’s Income Law.

IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated production cost of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. The estimated production cost of gasoline and diesel is based on the production cost of an efficient refinery located in the Gulf of Mexico.

During the first semester of 2006, the estimated production cost of gasoline and diesel was higher than the retail price. In accordance to Mexico’s Income Law, the difference was credited against the other taxes and duties paid by PEMEX. This credit was made through an item in other net revenues.

During the second quarter of 2006, IEPS totaled zero. In the second quarter of 2005, IEPS equaled Ps. 4.0 billion.

[4]	Subsidiary companies of Petróleos Mexicanos with addresses in Mexico have a fiscal regime similar to that of private companies in Mexico.

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PEMEX	Investor Relations

Excess gains duty (ARE)

In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel.

In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This duty is complemented by the extraordinary duty on crude oil exports, which is equal to 13.1% of the revenues from crude oil export sales in excess of the threshold price. The resulting combined duty is equivalent to 19.6%, which is 50% of the excess gains duty tax rate paid in 2005.

During the second quarter of 2006, the excess gains duty paid by PEMEX totaled Ps. 2.4 billion (US$0.2 billion), while in the same quarter of 2005, the excess gains duty totaled Ps. 14.0 billion.

All of the proceeds from the excess gains duty and the extraordinary duty on crude oil exports in 2006 will be destined for the federal states of Mexico. The former according to the Presupuesto de Egresos de la Federación (Federal Budget) and the latter through the Stabilization Fund of the States’ Revenues.

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Taxes and duties

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	140,912	145,352	3%	4,440	12,895	264,587	287,676	9%	23,089	25,521
Hydrocarbon duties	121,785	140,184	15%	18,399	12,436	224,717	278,527	24%	53,810	24,709
Special Tax on Production and Services (IEPS)	4,031	—		(4,031)	—	15,950	—		(15,950)	—
Excess gains duty	14,011	2,430	-83%	(11,582)	216	21,929	4,131	-81%	(17,798)	366
Other taxes and duties	1,084	2,738	153%	1,655	243	1,991	5,018	152%	3,028	445

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Net income

Ps. 11.6 billion

During the second quarter of 2006, PEMEX recorded a net income of Ps. 11.6 billion (US$1.0 billion), compared to net income of Ps. 2.0 billion during the second quarter of 2005. The Ps. 9.7 billion increase in the net income is explained by:

•     an increase of Ps. 26.9 billion in operating income,

•     an increase of Ps. 31.5 billion in the comprehensive financing cost,

•     an increase of Ps. 18.6 billion in other net revenues, and

•     an increase of Ps. 4.4 in taxes and duties.

EBITDA

Increased 38%	During the second quarter of 2006, EBITDA increased 38%, from Ps. 158.2 billion to Ps. 217.9 billion (US$19.3 billion).

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

EBITDA reconciliation

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	1,969	11,627	490%	9,658	1,031	7,275	19,370	166%	12,095	1,718
+ Taxes and duties	140,912	145,352	3%	4,440	12,895	264,587	287,676	9%	23,089	25,521
- Special Tax on Production and Services (IEPS)	4,031	—		(4,031)	—	15,950	—		(15,950)	—
+ Comprehensive financing cost	(9,056)	22,399		31,455	1,987	(5,491)	26,032		31,523	2,309
+ Depreciation and amortization	13,366	21,291	59%	7,925	1,889	24,830	29,642	19%	4,812	2,630
+ Cost of the reserve for retirement payments	15,014	17,264	15%	2,251	1,532	29,061	34,568	19%	5,507	3,067
- Initial cumulative effect due to the adoption of new accounting standards	3	—		(3)	—	4,574	—		(4,574)	—
EBITDA	158,171	217,933	38%	59,762	19,334	299,738	397,288	33%	97,550	35,245

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Total assets

Increased 9%

As of June 30, 2006, total assets were Ps. 1,114.2 billion (US$98.8 billion), representing a 9%, or Ps. 95.6 billion, increase as compared to total assets as of June 30, 2005. The changes in the components of total assets were as follows:

•      cash and cash equivalents decreased by 21%, or Ps. 25.6 billion,

•      accounts receivable increased by 74%, or Ps. 72.7 billion,

•      the value of inventories increased by 36%, or Ps. 16.3 billion, as a result of higher hydrocarbon prices,

•      financial derivative instruments decreased by 43%, or Ps. 3.4 billion,

•      properties and equipment increased by 5%, or Ps. 32.4 billion, reflecting new investments, and

•      other assets increased by 2.9%, or Ps. 3.3 billion.

Total liabilities

Increased 13%

Total liabilities increased by 13% to Ps. 1,124.4 billion (US$99.7 billion), with respect to June 30, 2005:

•      short-term liabilities increased by 1.2%, or Ps. 1.7 billion, to Ps. 143.0 billion (US$12.7 billion), primarily as a result of the increase in taxes payable, and

•      long-term liabilities increased by 15%, or Ps. 130.6 billion, to Ps. 981.4 billion (US$87.1 billion), mainly due to the increase in the long-term debt and the reserve for retirement payments, pensions and security premiums.

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums increased by 18%, to Ps. 402.0 billion (US$35.7 billion) from Ps. 339.4 billion. The Ps. 62.6 billion growth resulted from an increase in salary, pensions and benefits, recognition of one more year of payroll seniority, changes in labor conditions, recognition of the seniority of employees with more than one year experience (temporary employees incorporated as permanent employees), anticipated retirement benefits concessions, changes in actuarial assumptions (natural and extraordinary factors), and a decrease in the pension fund.

As of June 30, 2006, the reserve for retirement payments and the cost of the reserve for retirement payments does not consider the wages and benefit revision of the collective bargaining agreement, which was signed on July 6, 2006.

PEMEX financial results report as of June 30, 2006	www.pemex.com	22/38

PEMEX	Investor Relations

Equity

Decrease of Ps. 36.7 billion

PEMEX’s equity decreased by Ps. 36.7 billion, from Ps. 26.5 billion to Ps. -10.2 billion (US$ -0.9 billion), with respect to June 30, 2005. The change in equity was due to:

•      an increase of Ps. 79.9 billion in cumulative net losses,

•      a decrease of Ps. 20.2 billion attributable to the decrease in the reserve for retirement payments, pensions and seniority premiums,

•      an offsetting increase of Ps. 1.3 billion in the comprehensive income due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”,

•      an offsetting increase of Ps. 17.7 billion due to the restatement of equity, and

•      an offsetting effect of Ps. 44.4 billion due to the reimbursement of the excess gains duty paid in 2005.

Under Mexican law, there are no legal consequences for decentralized public entities of the Federal Government with negative equity. As a result, there are no legal concerns regarding neither PEMEX´s current financial obligations nor its capability to generate cash.

Likewise, current financing agreements do not include financial covenants, or events of default, that could be triggered as a result of negative equity.

It is important to note that, PEMEX’s Form 20-F as of December 31, 2000, has reported negative equity in its US GAAP reconciliation. Following the application of the Mexican accounting Bulletin B-10, which incorporates the effects of inflation on financial information, PEMEX’s equity under US GAAP reconciliation was positive, as shown on PEMEX’s Form 20-F as of December 31, 2002. However, since December 31, 2003 PEMEX’s equity under the US GAAP has been negative.

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PEMEX	Investor Relations

Results by segment

Refining and Petrochemical operating loss

Operating income in the first six months of 2006 totaled Ps. 305.2 billion, which was 20% higher than the comparable figure for the second quarter of 2005 of Ps. 254.9 billion.

•      Pemex-Exploration and Production operating net income totaled Ps. 337.2 billion, Ps. 93.7 billion higher than the comparable figure for the first six months of 2005.

•      Pemex Gas and Basic Petrochemicals operating net income totaled Ps. 6.4 billion, Ps. 0.9 billion higher than the operating income for the first six months of 2005.

•      The operating loss of Pemex Refining totaled Ps. 35.1 billion , Ps. 43.7 billion higher than the operating income for the first six months of 2005. Since January 1, 2006, the IEPS credited due to a negative rate is reflected in the net loss of Pemex Refining.

•      The operating loss of Pemex Petrochemicals totaled Ps. 7.1 billion, Ps. 3.8 billion higher than the operating loss for the first six months of 2005.

Changes in financial position

Funds provided by operating activities	During the first six months of 2006, funds used by operating activities totaled Ps. 45.5 billion (US$4.0 billion), as compared to Ps. 84.0 billion of funds provided by operating activities in the first six months of 2005 The decrease of Ps. 129.5 billion was primarily due to a reduction in working capital, resulting from an increase in accounts receivable and inventories and a decrease in other liabilities, mainly taxes payable.

Funds provided by financing activities	During the first six months of 2006, funds provided by financing activities totaled Ps. 68.1 billion (US$6.0 billion). The increase was mainly due to the issuance of debt securities and new bank loan financing.

Funds used in investing activities	During the first six months of 2006, funds used in investing activities totaled Ps. 46.4 billion (US$4.1 billion), primarily as a result of investments in fixed assets.

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PEMEX	Investor Relations

Financing activities

Financing requirements

Funds raised year to date

During the first six months of 2006, US$2.7 billion were raised, distributed as follows:

•      US$1.5 billion from international capital markets

•      US$0.9 billion from the Mexican capital market

•      US$0.35 billion from export credit agencies (ECA’s)

Of the total amount, 68% has been raised in international markets.

Financing program

The financing program for the remainder of 2006 depends on the possibility of financing projects with internal resources. This alternative is still under discussion with the Ministry of Finance (SHCP).

As in previous years, PEMEX may continue pre-funding its financing program for 2007, depending on market conditions.

Capital markets

Master Trust

The Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings during 2006:

•      On February 2, 2006 it reopened two issuances originally issued on June 8, 2005:

•      US$750 million of its 5.75% notes due in 2015

•      US$750 million of its 6.625% bonds due in 2035

•      On May 3, 2006 it signed a US$1,250 million syndicated credit facility maturing in three years. This line can be used either by the Pemex Project Funding Master Trust or by Petróleos Mexicanos

•      On May 18, 2006 it closed a US$4,250 million syndicated loan which will be used to refinance the syndicated loan signed on March 22, 2005. It is divided into two tranches:

•      Tranch A: US$1,500 million maturing in five years

•      Tranch B: US$2,750 million with a final maturity in seven years

F/163	The Fideicomiso F/163, a Mexican trust whose debt is guaranteed by PEMEX, issued notes for Ps. 10,000 million due in seven years, on June 16, 2006. These notes will pay a monthly coupon rate equivalent to the Mexican interbank rate (TIIE) less 0.07%.

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Total debt

Total debt of US$54.4 billion	As of June 30, 2006, total consolidated debt including accrued interest was Ps. 611.8 billion (US$54.3 billion). This figure represents an increase of 19%, or Ps.95.7 billion, as compared to the figure recorded as of June 20, 2005. Total consolidated debt is documented debt[5] of Petróleos Mexicanos and the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and Pemex Finance, Ltd.

Net debt of US$45.7 billion	Net debt, or the difference between total debt and cash equivalents, increased Ps. 121.3 billion, to Ps. 514.0 billion (US$ 45.6 billion) as of June 30, 2006, from Ps. 392.7 billion, as of June 30, 2005.

Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated total debt

	As of June 30,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Documented debt(1)	507,647	611,839	21%	104,191	54,278
Short-term	32,120	63,089	96%	30,969	5,597
Long-term	475,528	548,750	15%	73,222	48,681
Sale of future accounts receivable(2)	8,500	—			—
Long-term	8,500	—			—
Total debt	516,147	611,839	19%	95,692	54,278
Short-term	32,120	63,089	96%	30,969	5,597
Long-term	484,028	548,750	13%	64,722	48,681
Cash & cash equivalents	123,423	97,800	-21%	(25,623)	8,676
Total net debt	392,724	514,039	31%	121,315	45,602

*	Derived from unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.
(1)	Consistent with debt figures presented in U.S. Securities and Exchange Commission filings.
(2)	Represents Pemex Finance Ltd debt, which in 2006 is included as part of long-term debt.

Note: Numbers may not total due to rounding.

Short-term debt	Total debt with less than twelve months maturity was Ps. 63.1 billion (US$5.6 billion).

Long-term debt	Total long-term debt was Ps. 548.7 billion (US$48.7 billion).

[5]	The external auditors recommended that notes payable to contractors should be consolidated in documented debt, as of December 31, 2005.

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Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Maturity profile

	As of June 30,
	(Ps. mm)	US$mm
Documented debt in pesos	116,765	10,359
2006	1,316	117
Jan - Jun 2007	722	64
Jul 2007 - Jun 2008	17,944	1,592
Jul 2008 - Jun 2009	4,667	414
Jul 2009 - Jun 2010	26,013	2,308
July 2010 and beyond	66,103	5,864

Documented debt in other currencies	495,073	43,919
2006	47,427	4,207
Jan - Jun 2007	13,624	1,209
Jul 2007 - Jun 2008	53,915	4,783
Jul 2008 - Jun 2009	48,081	4,265
Jul 2009 - Jun 2010	50,731	4,501
July 2010 and beyond	281,296	24,955

Total debt	611,839	54,278

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

Duration	PEMEX plans to smooth its maturity profile regardless of its duration. The average duration of its debt exposure is presented in the following table.

Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Average duration of debt exposure

	As of June 30,
	2005	2006	Change
		(Years)
U.S. Dollars	4.5	3.9	(0.6)
Mexican pesos	1.8	1.9	0.02
Euros	1.2	2.3	1.1
Japanese yen	2.6	2.1	(0.5)
Swiss francs	0.2	0.0	(0.2)
Total	4.0	3.5	(0.5)

Note: Numbers may not total due to rounding.

Interest rate risk	PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2006, approximately 59% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 41% carried floating rates.

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PEMEX	Investor Relations

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Debt exposure

(excluding accrued interest)

	As of June 30,
	2005	2006	2005	2006	2005	2006
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	80.3%	80.2%	67.5%	62.5%	32.5%	37.5%
Mexican pesos	19.6%	19.7%	44.0%	45.2%	56.0%	54.8%
Euros	0.005%	0.00%	24.9%	62.7%	75.1%	37.3%
Japanese yen	0.17%	0.12%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0003%	0.0%	0.0%	0.0%	100.00%	0.0%
Total	100.0%	100.0%	62.9%	59.2%	37.1%	40.8%

Note: Numbers may not total due to rounding.

Other relevant topics

Incidents

During the second quarter of 2006, the following incidents occurred in the states of Colima, Hidalgo, Oaxaca, Puebla, Querétaro, Tabasco, Tamaulipas, Veracruz and Yucatán:

•     On April 25, 2006 a crude oil leak was originated by an illegal tapping on a pipeline located in the town of Venta Chicha, near the Huachinango municipality in the state of Puebla.

•     On April 26, 2006 an illegal tapping that caused a Magna gasoline leak was detected. The leakage occurred in kilometer 133 of a 16-inch diameter pipeline which links the Tula and Salamanca refineries in the state of Querétaro.

•     On May 13, 2006, a Magna gasoline leak occurred in the pipelines that carry out hydrocarbons in a storage and distribution facility located in Progreso, Yucatán. The leak was caused by the rupture of a monoblock seal in the 16-inch diameter pipeline.

•     On May 24, 2006, a crude oil leak in the Cucharas River, at the Tantima municipality in Veracruz, was controlled. The leak occurred around kilometer 128 in the Poza Rica - Madero crude oil pipeline.

•     On May 29, 2006, an illegal tapping that caused a Magna gasoline leak was controlled and repaired. The leak occurred around kilometer 165, near the municipality Mineral de la Reforma, in the Poza Rica- Cima de Togo-Tula 14-inch diameter pipeline in the state of Veracruz.

•     On May 31, 2006 lightning hit a polyethylene plant in the Petrochemical Center La Cangrejera. The incident provoked a fire.

•     On June 4, 2006 a diesel fuel leak in the Madero-Cadereyta pipeline was controlled. The leak occurred near kilometer 55 on the Tampico-Mante road.

•     On June 13, 2006 two liters of crude oil were leaked in the offloading 4-inch diameter pipeline of the Tamaulipas 159 well in the Altamira municipality in the state of Tamaulipas. The leak was caused by attrition in the rubber packing of the pipeline clamp.

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•      On June 19, 2006 waves reaching up to six meters in height in Salina Cruz, Oaxaca, caused a heavy fuel oil leakage.

•      On June 25, 2006, a diesel fuel leak caused a fire in the Tula refinery.

•      On June 25, 2006 a crude oil leak was registered in the 24-inch diameter pipeline in the municipality of Cunduacán, in the state of Tabasco.

•      On June 26, 2006 a fire occurred in the polyethylene plant at La Cangrejera Petrochemical Center.

•      On June 28, 2006 lightning hit a gasoline storage tank, in the Minatitlán refinery, and caused a fire.

•      On July 9, 2006 a leak of 38 crude oil barrels occurred in Tabasco. The incident was registered in an 8-inch off loading pipeline of the Agave 53 and 611 wells.

•      On July 27, 2006, a leak of approximately 280 barrels of fuel oil occurred in a 20-inch diameter pipeline in Manzanillo Colima.

PEMEX - in collaboration with the Governments of the states of Colima, Hidalgo, Oaxaca, Puebla, Querétaro, Tabasco, Tamaulipas, Veracruz and Yucatán, the Mexican Army and Navy, municipal authorities and Civil Protection, among others - has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

Wages revision	On July 6, 2006, Petróleos Mexicanos and its Union the Sindicato de Trabajadores Petroleros de la República Mexicana, or STPRM, entered into the annual wages and benefits revision to the collective bargaining agreement. This year’s revision consists of a 4.1% increase to wages and a 1.7% increase to benefits.

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Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil production by selected fields (quarterly)

	2000	2001	2002	2003	2004				2005				2006
					1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)
Total	3,012	3,127	3,177	3,371	3,382	3,422	3,382	3,346	3,316	3,425	3,286	3,306	3,345	3,329

Northeast Marine Region	1,763	1,986	2,152	2,416	2,440	2,479	2,436	2,408	2,375	2,450	2,305	2,300	2,334	2,289
Akal and Nohoch	1,420	1,673	1,851	2,054	2,085	2,110	2,074	2,047	2,067	2,041	1,905	1,883	1,882	1,797
Ku	205	176	185	197	185	194	197	189	159	213	213	225	244	278
Zaap	30	26	21	41	53	53	54	68	53	77	75	71	82	76
Maloob	50	45	35	50	51	55	55	50	38	51	48	50	57	64
Chac	18	22	17	20	23	23	11	11	10	13	12	12	13	13
Kutz	—	5	9	13	9	12	13	13	10	14	11	11	12	12
Otros	40	40	32	41	34	33	31	30	37	40	39	48	44	50

Southwest Marine Region	622	554	452	398	389	391	388	384	381	394	390	419	428	454
Caan	182	163	133	114	107	109	109	106	102	100	95	94	93	90
Chuc	140	118	107	99	92	93	93	94	98	103	99	112	111	106
Abkatún	108	103	80	69	59	57	52	50	49	47	41	38	34	31
Taratunich	50	43	39	36	35	33	33	32	27	24	17	19	24	33
Pol	74	62	42	35	30	28	23	21	19	18	16	14	14	13
Otros	69	64	51	44	67	72	78	81	86	102	122	142	152	181

South Region	550	509	498	483	474	471	475	471	479	495	508	504	499	501
Puerto Ceiba	17	21	38	46	70	79	82	77	77	81	81	70	63	59
Samaria	83	83	71	73	66	64	60	59	60	64	68	69	66	64
Iride	45	43	43	44	45	46	46	48	48	50	51	52	51	50
Jujo	61	56	56	51	47	45	45	41	45	52	51	51	54	58
Cunduacán	24	22	21	23	24	24	28	28	28	30	27	25	23	23
Tecominoacán	32	29	27	23	21	19	18	19	20	22	23	25	28	31
Cárdenas	23	20	16	14	14	14	13	11	11	14	18	18	19	21
Sen	30	33	31	21	9	11	15	16	17	18	19	21	22	22
Pijije	4	5	9	12	12	11	11	10	10	12	14	14	14	15
Jolote	20	16	15	12	12	11	11	10	9	10	10	9	9	9
Cactus	11	12	10	12	11	11	11	10	11	9	9	8	8	9
Bellota	10	9	10	8	10	10	9	9	10	9	9	8	8	8
Chinchorro	10	10	9	10	10	9	8	8	8	8	8	7	7	7
Yagual	4	4	4	4	4	5	7	10	11	11	13	12	11	10
Rodador	2	2	3	7	7	7	6	5	5	5	5	6	4	4
Otros	174	144	136	122	111	107	107	108	108	101	104	110	111	112

North Region	77	79	75	74	80	80	82	83	81	86	84	83	84	85
Poza Rica	10	11	10	10	10	11	12	11	10	10	10	9	10	10
Arenque	6	8	8	9	8	8	8	9	10	10	9	9	8	9
Agua Fría	3	2	2	2	6	6	6	8	6	6	5	6	7	8
Tajín	2	1	1	3	6	6	6	5	6	6	6	6	6	5
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	40	39	39	38	40	38	39	43	43	43	43	43

Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas production by selected fields (quarterly)

	2000	2001	2002	2003	2004				2005				2006
					1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMcfd)
Total	4,679	4,511	4,423	4,498	4,557	4,570	4,577	4,586	4,640	4,861	4,839	4,928	5,094	5,281

Northeast Marine Region	737	794	831	940	948	959	945	938	918	965	914	915	931	958
Akal and Nohoch	543	610	676	750	761	770	757	747	755	745	695	687	687	698
Ku	133	123	98	111	102	101	102	98	82	106	109	115	127	152
Otros	60	61	57	80	85	89	86	93	81	113	110	113	117	108

Southwest Marine Region	820	736	621	581	609	600	599	602	601	654	656	707	750	810
Caan	278	258	215	206	222	221	207	212	207	216	205	198	196	189
Chuc	177	148	131	119	105	92	92	92	97	108	117	130	118	113
Taratunich	75	67	65	67	69	65	67	62	54	49	32	37	57	73
Sinan	—	—	—	1	32	44	57	61	63	80	89	88	94	104
Abkatún	82	78	62	56	52	49	45	42	43	42	33	27	33	31
Uech	51	45	43	40	39	40	36	32	28	25	22	25	26	28
Otros	157	139	104	92	91	89	96	101	109	134	160	203	226	272

South Region	1,857	1,743	1,704	1,630	1,532	1,507	1,486	1,456	1,419	1,408	1,398	1,377	1,361	1,318
Muspac	216	212	235	215	171	146	133	128	124	116	117	104	92	86
Samaria	113	114	94	99	102	102	106	99	94	89	89	79	78	76
Catedral	134	123	124	128	111	104	95	92	82	75	71	68	66	54
Giraldas	96	102	103	96	91	90	87	87	83	78	69	67	64	61
Copano	79	86	80	82	84	84	74	72	70	68	64	59	60	55
Cunduacán	64	57	51	55	72	70	72	69	77	90	90	94	99	101
Iride	68	76	74	77	67	69	68	77	83	92	96	102	109	109
Puerto Ceiba	11	18	24	29	43	52	58	57	52	54	53	47	43	39
Jujo	82	81	71	58	47	46	48	41	46	53	59	59	64	54
José Colomo	63	60	47	37	37	35	35	35	35	35	36	35	32	31
Sen	86	92	91	64	25	30	38	39	41	45	47	53	56	57
Pijije	12	14	26	35	35	32	32	30	29	34	41	42	42	42
Luna	110	89	85	51	36	33	31	30	30	21	25	21	21	20
Tecominoacán	40	37	30	25	30	30	30	33	31	36	33	35	40	41
Saramako	—	—	2	14	21	23	32	36	29	28	25	22	20	19
Cárdenas	47	35	31	28	24	23	30	29	26	29	40	38	41	41
Cactus	21	22	19	25	26	25	27	23	25	23	22	22	20	23
Bellota	26	25	28	27	29	30	20	22	26	26	23	24	23	21
Otros	590	501	489	486	480	481	471	456	438	415	401	405	393	388

North Region	1,266	1,238	1,268	1,347	1,469	1,504	1,547	1,590	1,703	1,834	1,871	1,930	2,052	2,196
Culebra	320	274	219	201	179	164	153	182	182	185	167	153	157	161
Cuitláhuac	122	126	109	91	92	104	129	127	116	115	116	117	121	120
Arcos	199	175	148	141	128	115	90	82	76	81	101	109	104	101
Cocuite	18	27	45	90	112	99	102	92	84	77	71	65	57	52
Vistoso	—	—	—	8	59	79	85	95	111	118	119	120	120	116
Santa Rosalia	9	24	63	53	62	66	70	55	56	56	58	71	55	48
Corindón	26	40	59	59	62	49	44	44	45	41	36	49	48	49
Arcabuz	93	57	46	33	38	35	41	47	54	67	76	65	71	77
Torrecillas	1	5	21	34	36	46	38	36	36	41	41	43	43	35
Velero	2	9	13	22	41	36	38	38	50	50	49	51	54	65
Arenque	27	28	29	30	32	32	33	32	31	32	33	31	32	34
Copite	47	35	33	27	28	29	30	30	28	27	22	26	27	25
Otros	402	439	482	557	601	648	693	732	833	945	982	1,030	1,163	1,311

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated balance sheets

	As of June 30,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Current assets	274,393	334,396	22%	60,003	29,665

Cash & cash equivalents	123,423	97,800	-21%	(25,623)	8,676
Accounts receivable	97,764	170,435	74%	72,671	15,120
Inventories	45,364	61,711	36%	16,347	5,475
Financial derivative instruments	7,842	4,451	-43%	(3,391)	395

Properties and equipment	631,844	664,220	5%	32,376	58,925
Other assets	112,302	115,556	2.9%	3,254	10,251

Total assets	1,018,539	1,114,172	9%	95,633	98,842

Short-term liabilities	141,291	143,004	1.2%	1,713	12,686
Short-term debt(1)	32,120	63,089	96%	30,969	5,597
Suppliers	23,127	27,997	21%	4,869	2,484
Accounts payable and accrued expenses	13,686	24,254	77%	10,568	2,152
Taxes payable	61,789	17,344	-72%	(44,445)	1,539
Financial derivative instruments	10,569	10,321	-2%	(248)	916

Long-term liabilities	850,753	981,379	15%	130,627	87,061
Long-term debt(2)	484,028	548,750	13%	64,722	48,681
Reserve for retirement payments, pensions and seniority premiums	339,395	401,976	18%	62,581	35,661
Other non-current liabilities(3)	27,330	30,653	12%	3,323	2,719

Total liabilities	992,043	1,124,383	13%	132,340	99,747

Total equity	26,496	(10,211)	-139%	(36,707)	(906)

Total liabilities & equity	1,018,539	1,114,172	9%	95,633	98,842

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.
(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux) and notes payable to contractors.
(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and Repcon Lux), notes payable to contractors and sale of future accounts receivable.
(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated income statement

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	228,513	281,615	23%	53,102	24,983	430,636	522,770	21%	92,134	46,377
Domestic sales(1)	123,376	136,241	10%	12,865	12,086	240,593	262,649	9%	22,056	23,300
Exports	105,137	145,374	38%	40,237	12,897	190,043	260,121	37%	70,078	23,076

Costs and expenses(2)	97,537	123,691	27%	26,154	10,973	175,720	217,543	24%	41,823	19,299
Cost of sales	81,247	107,282	32%	26,035	9,517	143,677	183,343	28%	39,666	16,265
Distribution expenses	4,773	5,366	12%	593	476	9,587	10,856	13%	1,270	963
Administrative expenses	11,517	11,043	-4%	(474)	980	22,456	23,344	4%	887	2,071

Operating income	130,976	157,924	21%	26,948	14,010	254,916	305,228	20%	50,312	27,078

Comprehensive financing cost	(9,056)	22,399		31,455	1,987	(5,491)	26,032		31,523	2,309
Other expenses (revenues)	(2,846)	(21,454)		(18,608)	(1,903)	(6,882)	(27,851)		(20,969)	(2,471)

Income before taxes and duties	142,878	156,979	10%	14,101	13,926	267,289	307,047	15%	39,758	27,239

Taxes and duties	140,912	145,352	3%	4,440	12,895	264,587	287,676	9%	23,089	25,521

Hydrocarbon duties and other	136,880	145,352	6%	8,472	12,895	248,637	287,676	16%	39,039	25,521
Special Tax on Production and
Services (IEPS)	4,031	—		(4,031)	—	15,950	—		(15,950)	—

Initial cumulative effect due to the adoption of new accounting standards	2.8	—		(3)	—	4,574	—		(4,574)	—

Net income (loss)	1,969	11,627	490%	9,658	1,031	7,275	19,370	166%	12,095	1,718

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.
(1)	Includes the Special Tax on Production and Services (IEPS).
(2)	Includes the cost of the reserve for retirement payments, pensions and indemnities.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity

		As of June 30,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total equity	26,496	(10,211)	-139%	(36,707)	(906)
Certificates of contribution “A”	90,395	90,395		—	8,019
Capitalized proceeds	35,008	79,454	127%	44,446	7,049
Effect of the reserve for retirement payments	(7,261)	(27,461)		(20,200)	(2,436)
Comprehensive income	(3,467)	(2,213)		1,255	(196)
Restatement of equity	135,330	153,072	13%	17,742	13,579
Accumulated net income (losses)	(223,509)	(303,459)		(79,949)	(26,921)
From prior years	(230,785)	(322,829)		(92,044)	(28,639)
Net income (loss) for the period	7,275	19,370		12,095	1,718

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated statements of changes in financial position

		As of June 30,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	7,275	19,370	166%	12,095	1,718
Charges to operations not requiring the use of funds:	53,891	64,210	19%	10,319	5,696
Depreciation and amortization	24,830	29,642	19%	4,812	2,630
Other non-cash flow items	29,061	34,568	19%	5,507	3,067
Funds from net income (loss)	61,166	83,580	185%	22,414	7,415
Changes in working capital:	22,874	(129,083)		(151,957)	(11,451)
Accounts, notes receivable and other	29,753	(51,780)		(81,533)	(4,594)
Inventories	(8,166)	(10,796)	32%	(2,630)	(958)

Intangible asset derived from actuarial computation of labor obligations and other assets	4,206	(8,294)		(12,501)	(736)
Suppliers	(4,554)	(3,167)	30%	1,386	(281)
Other liabilities	1,635	(55,045)		(56,680)	(4,883)

Funds provided (used) by operating activities	84,040	(45,503)	154%	(129,543)	(4,037)

Financing activities
Bank loans	18,366	37,094	102%	18,729	3,291
Securities	131,368	30,600	-77%	(100,769)	2,715
Other financing	(26,660)	29,083		55,743	2,580
Amortization of bank loans	(35,826)	(19,780)		16,046	(1,755)
Amortization of securities	(47,251)	(2,031)		45,220	(180)
Amortization of other financing	(35,183)	—		35,183	—
Minimum guaranteed dividends paid to the Mexican	(10,728)	(15,283)		(4,555)	(1,356)
Other equity movements	(4,727)	8,400		13,128	745

Funds provided (used) by financing activities	(10,641)	68,084	-740%	78,725	6,040

Investing activities
Acquisition of property, plants and equipment	(38,253)	(46,401)		(8,148)	(4,116)
Funds provided (used) by investing activities	(38,253)	(46,401)	21%	(8,148)	(4,116)

Net increase in cash and cash equivalents	35,146	(23,820)		(58,966)	(2,113)

Cash and cash equivalents at the beginning of the year	88,277	121,620	38%	33,343	10,789

Cash and cash equivalents at the end of the year	123,423	97,801	-21%	(25,623)	8,676

Funds provided (used) by operating activities	84,040	(45,503)		(129,543)	(4,037)
Funds provided (used) by investing activities	(38,253)	(46,401)		(8,148)	(4,116)
Free cash-flow	45,787	(91,904)		(137,691)	(8,153)

*	Derived from unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.

Free cashflow and discretionary free cashflow are non Mexican GAAP measures and are reconciled to Mexican GAAP as set forth above.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment

Figures in millions of constant pesos as of June 31, 2006

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Six months ending June 30, 2006
Total sales	423,305	209,145	106,048	13,427	340,037	(569,191)	522,770
External clients	—	187,719	65,500	9,430	327,900	(67,778)	522,770
Intersegment	423,305	21,425	40,549	3,997	12,137	(501,413)	—

Operating income (loss)	337,189	(35,056)	6,452	(7,054)	(3,287)	6,983	305,227

Net income (loss)	31,531	(18,864)	5,765	(9,011)	26,913	(16,965)	19,370

As of June 30, 2006
Assets	904,310	358,003	116,918	115,949	1,744,933	(2,125,941)	1,114,173

Six months ending June 30, 2005
Total sales	320,817	171,632	95,903	14,613	229,989	(402,318)	430,636
External clients	—	153,845	60,871	9,926	190,043	15,950	430,636
Intersegment	320,817	17,787	35,032	4,686	39,946	(418,268)	—

Operating income (loss)	243,541	8,678	5,633	(3,295)	(7,760)	8,120	254,916

Net income (loss)	6,688	(3,534)	7,526	(4,855)	11,780	(10,329)	7,275

As of June 30, 2005
Total assets	695,643	292,510	104,996	50,033	1,357,565	(1,482,208)	1,018,539

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2006.
(1)	External clients sales of Refining are net of IEPS.

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

Cash payment of taxes

The total cash payment of taxes and duties during the second quarter of 2006 increased 72%. This was mainly because the cash payment of the hydrocarbons duties increased Ps. 111.5 billion, or 86%, compared to the second quarter of 2005.

The cash payment of the Special Tax on Production and Services (IEPS) decreased Ps. 2.1 billion.

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Cash payment of taxes (nominal figures)

	Second quarter (Apr. - June)					Six months ending June 30,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	142,168	245,017	72%	102,849	21,736	273,376	397,218	45%	123,842	35,238
Hydrocarbon duties and other	128,921	240,404	86%	111,483	21,327	252,089	397,497	58%	145,409	35,263

Excess gains duty	8,221	1,689	-79%	(6,532)	150	7,199	1,740	-76%	(5,458)	154
Special Tax on Production and Services (IEPS)	5,026	2,924	-42%	(2,102)	259	14,089	(2,020)		(16,108)	(179)

Note: Numbers may not total due to rounding.

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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice	mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Rolando Galindo
ctorresu@dcf.pemex.com	rgalindog@dcf.pemex.com

Rebeca González	Armando Acosta
rgonzalez@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman	Paulina Nieto
eosman@dcf.pemex.com	pnietob@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2006 exchange rate of Ps. 11.2723 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: August 8, 2006

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.